United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: First United Corporation

NAME OF PERSONS RELYING ON EXEMPTION: Driver Management Company LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 215 East 72nd Street, New York, NY 10021

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ATTENTION FUNC SHAREHOLDERS

DRIVER MANAGEMENT COMPANY LLC:

BELIEVES FUNC WOULD BE WORTH MORE IN A SALE THAN INDEPENDENT;

IS CONCERNED BY FUNC’S LAX CORPORATE COVERNANCE AND LACK OF ALIGNMENT WITH SHAREHOLDER INTERESTS;

REQUESTS THAT FUNC RETAIN FINANCIAL ADVISORS AND EXPLORE A SALE;

INTENDS TO VOTE AGAINST FUNC’S NOMINEES FOR DIRECTOR; and

INTENDS TO VOTE AGAINST APPROVING THE COMPENSATION PAID TO FUNC’S EXECUTIVE OFFICERS IN 2018

Driver Management Company LLC (“Driver”) believes that First United Corporation (“FUNC”) would be worth significantly more in a sale than remaining independent and requests that FUNC immediately (i) hire qualified and experienced financial advisors and (iI) explore a sale in order to maximize value for all FUNC shareholders.

Driver is also extremely concerned by FUNC’s lax corporate governance and the manifest lack of alignment of FUNC’s board and management’s interests with those of shareholders. In particular, Driver is concerned with:

•	Negligible stock ownership by FUNC’s board. FUNC’s directors, nominees and executive officers as a group own barely more than 4% of FUNC’s outstanding common stock.[1] Given the low levels of stock ownership by the members of FUNC’s board (particularly relative to the length of their tenure and magnitude of their annual compensation as directors), serious doubts exist as to whether the interests of FUNC’s board are aligned with those of all FUNC shareholders.

•	FUNC’s CEO has pledged more than half of her less than 10,000 shares of FUNC stock. Carissa Rodeheaver, FUNC’s Chairman, President and CEO, has been Chairman and CEO since 2016, President since 2012, was CFO from 2006 until 2015, yet only owns 9,165 shares of FUNC stock, worth a fraction of her 2018 cash compensation. Of Ms. Rodeheaver’s paltry 9,165 shares of stock, 5,000, or more than half, have been pledged to secure a loan. Given Ms. Rodeheaver’s exceptionally low level of ownership of FUNC’s stock and the fact that she has pledged a substantial amount of those shares to secure a loan, extremely serious doubts exist as to whether Ms. Rodeheaver’s interests are aligned with those of all FUNC shareholders and whether the FUNC board is exercising proper oversight with respect to these matters.

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1 Stock ownership, compensation information and related matters are all per FUNC’s proxy statement available at

http://www.sec.gov/Archives/edgar/data/1332349/000092189518002566/px14a6g10432016_09122018.htm unless otherwise noted.

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•	Despite obvious issues, Ms. Rodeheaver occupies the roles of both Chairman and CEO. Given the obvious issues presented by Ms. Rodeheaver’s minimal level of stock ownership and the fact that she has pledged more than half her shares, Ms. Rodeheaver occupies the role of both Chairman and CEO, apparently, per FUNC’s Proxy Statement, because FUNC has always done it that way. The mere fact that, as a matter of history, FUNC has traditionally combined the roles of Chairman and CEO in one person obviously does not make it appropriate and using that precedent as a justification for continuing this now questionable practice suggests a particularly shallow level of board oversight and engagement.

Among other reasons given by FUNC for maintaining this arrangement is the benefit of having “a single individual setting the tone and having primary responsibility for managing and leading [FUNC].” As a beneficial owner of FUNC stock, to the extent that such responsibility rested with one person, Driver would prefer that person have significantly more interest in the value of FUNC stock than Ms. Rodeheaver.

Given their lack of alignment with shareholders’ interests, Driver has serious doubts that either the FUNC’s board or management is committed to maximizing shareholder value, which Driver believes would best be accomplished through a sale. Accordingly, Driver intends to vote against FUNC’s nominees for director and against approving the compensation paid to FUNC’s executive officers in 2018 at FUNC’s annual meeting of stockholders to be held on May 16, 2019

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IMPORTANT NOTICE: This communication is NOT a solicitation of proxies and Driver is not seeking authority to vote any proxy in connection with FUNC’s 2019 annual meeting of shareholders. Driver is not asking for your proxy card and will not accept proxy cards if sent. ’

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March 26, 2019

Contact

Abbott Cooper

Driver Management Company LLC

(917) 744-7758

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